July 7, 2020

VIA EDGAR

Ms. Erin Purnell, Mr. Jay Ingram
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	WRAP TECHNOLOGIES, INC. Registration Statement on Form S-3 filed June 19, 2020 File No. 333-239329

Ladies and Gentlemen:

This letter is submitted on behalf of Wrap Technologies, Inc. (the “Company”) in response to comments of the staff of the Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 filed June 19, 2020 (the “Registration Statement”) as set forth in your letter dated June 30, 2020 (the “Comment Letter”), addressed to James Barnes, Chief Financial Officer of the Company. The Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Description of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Choice of Forum, page 12

1.
We note your disclosure that you do not believe that the exclusive forum provision "would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act." Please revise to remove the reference to your belief about the provision and state clearly whether it does or does not apply to the Securities Act or the Exchange Act. In addition, the statement as currently written appears to indicate that the exclusive forum provision does apply to the Securities Act and the Exchange Act. Please confirm or revise your disclosure.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the disclosure within the Amendment regarding the Choice of Forum to remove the reference to our belief about the provision, and to state that the exclusive forum provision does not apply to actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, as more particularly set forth below:

Choice of Forum

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the DGCL, our Charter or our Bylaws, or (iv) any action to interpret, apply, enforce or determine the validity of our Charter or our Bylaws, or (v) any action asserting a claim against the Company governed by the internal affairs doctrine. Our Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock will be deemed to have notice of and to have consented to this choice of forum provision.  This exclusive forum provision does not apply to establish the Delaware Court of Chancery as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This exclusive forum provision may limit a stockholder’s ability to choose its preferred judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate the Company’s counsel, Jessica R. Sudweeks, at (619) 272-7063.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group, a Professional Corporation

cc:	David Norris Chief Executive Officer James A. Barnes Chief Financial Officer Wrap Technologies, Inc.